November 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffery Lewis

Shannon Menjivar

Kibum Park

Jeffrey Gabor

Division of Corporate Finance

Office of Real Estate & Construction

RE:	GSR III Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-280842 (the “Registration Statement”)

Dear SEC Officers:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of GSR III Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on November 6, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

SPAC Advisory Partners, LLC, a division of Kingswood Capital Partners LLC

By:	/s/ Lewis Silberman
Name:	Lewis Silberman
Title:	Partner